 EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the nine months ended September 30, 2018, and the audited consolidated financial statements as at and for the year ended December 31, 2017, and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated November 7, 2018, and discloses specified information up to that date. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in US dollars. This MD&A contains “forward-looking statements” that are subject to risk factors including those set out in the “Cautionary Statement” at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Company’s Board of Directors as of November 7, 2018, unless otherwise indicated. Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on the Company’s website at www.avino.com and on SEDAR at www.sedar.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver, gold, and copper bulk concentrate, and the acquisition, exploration, and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico, and in British Columbia and Yukon, Canada. Avino is a reporting issuer in all of the provinces of Canada, except for Quebec, and a foreign private issuer with the Securities and Exchange Commission in the United States. The Company’s shares trade on the Toronto Stock Exchange (“TSX”), under the symbol “ASM” (the Company graduated from the TSX Venture Exchange on January 8, 2018), on the NYSE American under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the nine months ended September 30, 2018, have been conducted on its Avino Property and its Bralorne Mine property.

The Company holds a 99.67% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 contiguous hectares, and is located approximately 80 km north-east of the city of Durango. The Avino Property is equipped with milling and processing facilities that presently process all output from the San Gonzalo and Avino Mines located on the property.

The Company also holds a 100% interest in the Bralorne Mine property through its ownership of Bralorne Gold Mines Ltd. The Bralorne Mine property consists of a comprehensive package of mineral claims, land parcels, and equipment and infrastructure assembled during historic mining operations in the Bridge River mining camp of southwest British Columbia.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Operational Highlights

HIGHLIGHTS (Expressed in US$)	Third Quarter 2018	Third Quarter 2017	Change	YTD 2018	YTD 2017	Change
Operating
Tonnes Milled	193,645	138,200	40%	476,893	412,381	16%
Silver Ounces Produced	342,151	368,456	-7%	975,073	1,074,526	-9%
Gold Ounces Produced	2,204	2,673	-18%	6,004	6,463	-7%
Copper Pounds Produced	992,271	1,106,305	-10%	3,443,264	3,264,363	5%
Silver Equivalent Ounces[1] Produced	704,429	760,756	-7%	2,099,980	2,063,573	2%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	715,606	582,303	23%	1,928,359	1,648,661	17%
Cash Cost per Silver Equivalent Ounce[2,3]	$9.69	$9.74	-1%	$9.46	$8.92	6%
All-in Sustaining Cash Cost per Silver Equivalent Ounce[2,3]	$11.15	$11.25	-1%	$11.12	$10.43	7%
Average Realized Silver Price per Ounce	$14.85	$16.81	-12%	$15.93	$17.24	-8%
Average Realized Gold Price per Ounce	$1,222	$1,281	-5%	$1,274	$1,262	1%
Average Realized Copper Price per Tonne	$6,028	$6,292	-4%	$6,641	$5,924	12%

1. In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Third Quarter 2018	Third Quarter 2017	Change	YTD 2018	YTD 2017	Change
Financial
Revenues	$8,516	$8,436	1%	$25,848	$24,475	6%
Mine Operating Income	$657	$2,078	-68%	$4,919	$8,020	-39%
Net Income (Loss)	$(1,012)	$(716)	-41%	$645	$1,157	-44%
Cash	$7,068	$3,759	88%	$7,068	$3,759	88%
Working Capital	$9,052	$20,181	-55%	$9,052	$20,181	-55%
Earnings before interest, taxes and amortization (“EBITDA”)[1]	$264	$1,112	-76%	$4,756	$4,943	-4%
Adjusted EBITDA[1]	$536	$1,887	-72%	$4,434	$7,278	-39%
Per Share Amounts
Earnings (Loss) per Share (“EPS”) – Basic	$(0.02)	$(0.01)	-100%	$0.01	$0.02	-50%
Cash Flow per Share (YTD)[1] – Basic	$(0.01)	$0.03	-133%	$0.04	$0.09	-56%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Operational and Financial Performance

Three months ended September 30, 2018

In the third quarter ended September 30, 2018, the Company produced 1,954 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, 844 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, including 179 tonnes of low-grade zinc/silver/gold concentrate, and 969 tonnes of bulk copper/silver/gold concentrate from processing Historic Above Ground Avino Mine Stockpiles.

From this production, the Company recognized revenues of $5.0 million on the sale of 1,696 tonnes of Avino Mine bulk copper/silver/gold concentrate, $2.4 million on the sale of 840 tonnes of San Gonzalo bulk silver/gold concentrate and $1.1 million on the sale of 766 tonnes of bulk silver/gold/copper concentrate from the sale of Historic Above Ground Avino Mine stockpile material, net of penalties, treatment costs and refining charges, for mine operating income of $0.7 million.

Metal prices for revenues recognized during the three months ended September 30, 2018, averaged $14.85 per ounce of silver, $1,222 per ounce of gold, and $6,028 per tonne of copper.

Nine months ended September 30, 2018

During the nine months ended September 30, 2018, the Company produced 5,877 tonnes of bulk copper/silver/gold concentrate from its Avino Mine, 2,363 tonnes of bulk silver/gold concentrate from its San Gonzalo Mine, including 611 tonnes of low-grade zinc/silver/gold concentrate and 1,331 tonnes of bulk copper/silver/gold concentrate from Historic Above Ground Stockpiles

From this production, the Company recognized revenues of $17.4 million on the sale of 6,368 tonnes of Avino Mine bulk copper/silver/gold concentrate and $7.3 million on the sale of 3,059 tonnes of San Gonzalo bulk silver/gold concentrate and $1.1 on the sale of 766 tonnes of Historic Above Ground Avino Mine Stockpile bulk copper/silver/gold concentrate, net of penalties, treatment costs and refining charges, for a mine operating income of $4.9 million.

Metal prices for revenues recognized during the nine months ended September 30, 2018, averaged $15.93 per ounce of silver, $1,274 per ounce of gold, and $6,641 per tonne of copper.

The Company’s cash balance at September 30, 2018, totaled $7.1 million compared to $3.4 million at December 31, 2017, and $3.8 million at September 30, 2017. Working capital totaled $9.1 million at September 30, 2018, compared to $16.4 million at December 31, 2017, and $20.2 million at September 30, 2017.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Consolidated Third Quarter 2018 Production Highlights

Comparative production results from the third quarter, 2018, and the third quarter, 2017, are presented below:

	Q3 2018	Q3 2017	% Change	YTD 2018
Total Silver Produced (oz)	342,151	368,456	-7%	975,073
Total Gold Produced (oz)	2,204	2,673	-18%	6,004
Total Copper Produced (Lbs)	992,271	1,106,305	-10%	3,443,264
Total Silver Eq. Produced (oz) calculated[1]	704,429	760,756	-7%	2,099,980

1. In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

Avino Mine Production Highlights

Comparative figures for the third quarter, 2018, and the third quarter, 2017, for the Avino Mine are as follows:

	Q3 2018	Q3 2017	Quarterly Change %	YTD 2018
Total Mill Feed (dry tonnes)	81,502	117,862	-31%	279,674
Feed Grade Silver (g/t)	58	66	-12%	55
Feed Grade Gold (g/t)	0.52	0.70	-26%	0.47
Feed Grade Copper (%)	0.54	0.48	13%	0.53
Recovery Silver (%)	84%	85%	-1%	83%
Recovery Gold (%)	67%	70%	-4%	68%
Recovery Copper (%)	88%	88%	-%	88%
Total Silver Produced (oz)	126,504	213,282	-41%	413,925
Total Gold Produced (oz)	910	1,847	-51%	2,871
Total Copper Produced (Lbs)	865,016	1,106,305	-22%	2,850,086
Total Silver Equivalent Produced (oz) calculated[1]	360,018	542,846	-34%	1,177,010

1. In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu. .

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

During the third quarter, 2018, material mined from the Avino Mine (Elena Tolosa area) was processed using Mill Circuit 3 as well as Mill Circuit 2 through to mid-July.

In the latter part of July, Mill Circuit 2 transitioned to processing Historic Above Ground Stockpiles, and on September 24th, began processing mined material from the newly-developed San Luis area of the Avino Mine.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Accordingly, processed tonnage from the Elena Tolosa area of the Avino Mine was down by 31% during the quarter which is reflected in the lower silver, gold and copper production during the quarter. Silver and gold feed grades decreased by 12 and 26%, respectively, while the copper increased by 13%. The variances of the metal recoveries were not significant.

Processed tonnage from the San Luis area of the Avino Mine is not included in the Avino Mine production totals, but is reflected in the consolidated figures. During the final week of September, 3,719 tonnes of San Luis Material were processed using Mill Circuit 2 resulting in the production of 45 tonnes of bulk concentrate containing 119 Kg silver, 2,223 g gold and 6,538 Kg copper, or 12,583 oz AgEq. Production totals for the Historic Above Ground Surface Stockpiles is reflected in a separate table below.

At the Avino Mine (Elena Tolosa area), underground advancement totaled 931 metres and 118,768 tonnes of material were broken. At the San Luis area of the Avino Mine, underground advancement totaled 63 metres and 7,366 tonnes of material were broken.

San Gonzalo Mine Production Highlights

Comparative figures for the third quarter, 2018, and the third quarter, 2017, for the San Gonzalo mine are as follows:

	Q3 2018	Q3 2017	Quarterly Change %	YTD 2018
Total Mill Feed (dry tonnes)	19,691	20,338	-3%	59,703
Feed Grade Silver (g/t)	226	281	-20%	238
Feed Grade Gold (g/t)	1.15	1.55	-26%	1.08
Recovery Silver (%)	78%	85%	-8%	77%
Recovery Gold (%)	75%	82%	-9%	75%
Total Silver Produced (oz)	111,287	155,174	-28%	352,336
Total Gold Produced (oz)	549	826	-34%	1,541
Total Silver Equivalent Produced (oz) calculated[1]	155,990	217,910	-28%	475,498

1. In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically projects without such reports have increased uncertainty and risk of economic viability. The Company’s decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company’s discovery of the San Gonzalo and Avino Mine resources, and in the Company’s record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012.

During Q3, 2018, the silver and gold grades at San Gonzalo decreased by 20% and 26%, respectively, compared to Q3, 2017. This was due the Company mining in lower-grade areas of the mine during the current quarter. San Gonzalo is nearing the end of its mine life, thus the reduction in grade and metals produced is in line with internal expectations.

Tonnage broken for the quarter was 17,434 tonnes and underground development totalled 765 metres. Plant availability for the third quarter, 2018, was 97%, which accounted for routine scheduled maintenance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Historic Above Ground Stockpile Production Highlights

	Q3 2018	Q3 2017	Quarterly Change %	2018 YTD
Total Mill Feed (dry tonnes)	88,733	-	-%	133,797
Feed Grade Silver (g/t)	62	-	-%	57
Feed Grade Gold (g/t)	0.45	-	-%	0.40
Feed Grade Copper (%)	0.15	-	-%	0.15
Recovery Silver (%)	57%	-	-%	58%
Recovery Gold (%)	52%	-	-%	53%
Recovery Copper (%)	37%	-	-%	35%
Total Silver Produced (kg)	3,127	-	-%	4,370
Total Gold Produced (g)	20,931	-	-%	28,490
Total Copper Produced (Kg)	51,184	-	-%	69,244
Total Silver Equivalent Produced (oz) calculated[1]	175,837	-	-%	242,318

1. In Q3 2018, AgEq was calculated using metals prices of $15.00 oz Ag, $1,213 oz Au and $2.77 lb Cu. In Q3 2017, AgEq was calculated using metals prices of $17.45 oz Ag, $1,316 oz Au and $2.99 lb Cu.

During the startup, testing and commissioning phase of Mill Circuit 4, which is expected to last through the end of 2018, feed has been, and will continue to come from Historic Above Ground Avino Mine stockpiles. Once development is complete, Mill Circuit 4 will transition to processing newly-mined mill feed from the San Luis area of the Avino Mine.

The Historic Above Ground Stockpiles were also processed using Mill Circuit 2 during the second half of July through September 24th, at which time Mill Circuit 2 transitioned to processing newly mined material from the San Luis area of the Avino Mine.

Avino Mine Expansion (San Luis Area)

The San Luis area of the Avino Mine is accessed through a separate portal located approximately 2 km from the main entrance of the Avino Mine (Elena Tolosa area). Current resources at San Luis were included in the most recent resource estimate on the Avino property, which can be found in Avino’s news release dated February 21, 2018 on Avino’s website and under the company’s profile on the SEDAR system. The news release was also filed with the SEC on Form 6-K.

Work at San Luis during the third quarter, 2018 was focused on restoration of the main haulage ramp, which was completed during the quarter. Work is now underway to begin drifting on levels 6 and 6.5, followed by levels 7, 7.5, 8, 8.5 and 9. Most of these areas were partially developed during the 1980’s and 90’s prior to the mine’s closure.

Zinc Circuit

The Company continued its testing program for recovery of precious metals and zinc from the San Gonzalo tailings. In the third quarter 2018, the Company produced 179 dry tonnes of low grade zinc concentrate grading 670 g/t silver, 3.95 g/t gold and 8.36% zinc, for an additional 8,212 AgEq ounces. In 2018, the Company has produced 611 dry tonnes of low-grade zinc concentrate grading 1.155 g/t silver, 5.87 g/t gold and 10.03% zinc, for a total of 43,582 AgEq ounces. As this product has been marketed and sold, the testing program will continue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Bralorne Mine

The Bralorne Mine, located approximately 240 km north-east of Vancouver, British Columbia, is in the exploration, evaluation, and planning stage.

In 2017, engineering and internal economic models indicated that a larger operation is required than 100tpd under the amended M207 permit, which was issued in November 2017. Thus, engineering for mine design, mine planning, process design and infrastructure is now on hold while the Company carries out exploration to better define and expand current resources, and make new discoveries.

Environmental work continues including studies to improve the short and long term water management on site, plus work required under the reclamation plan, and to potentially permit for a larger operation.

Exploration

In December 2017, the Company announced that plans were finalized for an 8,000 metre drill program to commence early January 2018. The drill program was aimed at both identifying additional resources and increasing the confidence in existing resources, in advance of a revised resource update. The program was to consist of 8,000 metres of drilling, and focus on 9 gold-bearing veins containing existing resources as defined in the NI 43-101 Updated Resource Estimate completed in October 2016. In the first quarter of 2018 about half of the planned drill program was completed.

Following the flow-through financing announced on April 27, 2018, the Company decided to update the scope of the exploration program.

The exploration strategy includes the following steps:

1.	Structural Modelling and Geological Mapping
2.	Airborne and Ground Geophysics Surveys
3.	Geochemical Sampling; and
4.	Significant Drilling Campaign

Structural Modelling and Geological Mapping

In June 2018, a team of expert structural geoscientists completed a one month study that evaluated existing data along with an in-depth site analysis. The objective of the study was to create an updated, detailed surface geological map, a complete 3D geological model, and structural model identifying veining along with target recommendations. Final results and a report on the study have been completed and received. The analysis has resulted in an improved understanding of the structural fabric of the area and has formed an integral component for targeting exploration drilling. A follow up, phase-two structural study was completed in September 2018.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Airborne and Ground Geophysics Surveys

Existing geophysical data on the Bralorne property is historic and dated and was compiled using methods and technology that has limited current use. As an aid to the structural and geological modeling, as well as greatly assisting with targeting, current state-of-the-art geophysical surveys are on-going and have largely been completed. The program has included:

AIRBORNE GEOPHYSICS

•	Magnetic Survey
• Used to map bedrock geology and fault structures
•	Radiometric Survey
• Used to map alteration and target Cobalt-Gold mineralization
•	Helicopter to fly survey lines at 100 metre and 50 metre spacing
•	Coverage of entire Bralorne Gold Mines property
•	Performed by Precision GeoSurveys (Langley, BC)

GROUND GEOPHYSICS

•	2D Seismic Reflection - Frontier Geosciences Inc. (Vancouver)
•	Trial survey to test targeting methods
•	Three lines planned
•	Targeting vein structures
• King Deeps - Feeder Structure
• Pioneer 27 & Main Vein Extensions

Geochemical Sampling

A comprehensive geochemical sampling program has commenced and is set to be completed by the end of August. With an interest in co-product elements such as cobalt, a small-scale program is planned as a first pass assessment of the potential for Cobalt-Gold mineralization, similar to The Little Gem Cobalt project which is owned by Blackstone Minerals (ASX:BSX), and which occurs 9 km northwest of the Bralorne property. This sampling includes multi-element ICP Analysis which has not been previously collected on the property. The initial plan is to collect and analyze approximately 100 stream sediment samples which may be expanded depending upon the results and success of this stage.

Drilling Campaign

The extensive drilling campaign has commenced and is focusing on veins and targets that have been identified, and test new areas that Avino has not explored. The program details are as follows:

•	Approximately CDN $5.0 million to be spent on exploration drilling
•	Approximately 28,000 metres of drilling
•	2 Drill Rigs to be in operation
•	Drill program to be completed within 9 months
•	Exploration Drilling - 2 types
• Drilling for potential new discoveries on new and underexplored veins
• Drilling to potentially increase Inferred Resource

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Environmental & Permitting Progress

In November 2017, the Company received an approved Permit Amendment (M207) from the Ministry of Energy, Mines and Petroleum Resources (“MEMPR”) previously the Ministry of Mines and Energy (“MEM”) to operate at 100tpd. The Permit Amendment provides a comprehensive and responsible permit, which is updated to modern environmental and permitting standards, and is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit, the Company anticipates an easier and quicker transition to an amended permit that will allow for future expansion.

During Q3, 2018, environmental work continued with regard to the requirements under the operating permit (M207), in particular studies and reclamation regarding legacy issues, plus work to improve the short / long term water treatment and overall water management. As a result of initial positive passive water treatment testing in 2016 and 2017, a Bio-reactor pilot plant was constructed in Q1, 2018, which was commissioned in Q2 of 2018, tested through maximum mine water flow during freshet from April to June and more normal flows for the remainder of the year. The objective is to develop a passive system that could replace the current water treatment plant to lower operating costs.

Subsequent to the end of the third quarter, in October 2018, Bralorne received a major permit amendment for the Ministry of Environment Effluent Permit. This allows for increased capacity water treatment and improved sitewide water management.

Qualified Person(s)

Avino’s Mexican projects are under the supervision of Jasman Yee, P.Eng, Avino Director, and the Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., both of whom are qualified persons within the context of National Instrument 43-101, and have reviewed and approved the technical data in this news release.

Objectives

Avino’s mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities, in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Increase Avino mine production with the completion of the Mill Circuit 4;

3.	Conduct a successful drill program in 2018 to increase and improve confidence in our resource base at Bralorne;

4.	Continue mine expansion drilling and explore regional targets on the Avino property; and,

5.	Follow the recommendations made in the 2017 PEA on the oxide tailings resource at the Avino Mine and assess the potential for processing the oxide tailings resource.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Non – IFRS Measures

EBITDA and Adjusted EBITDA

Earnings before interest, taxes and amortization (“EBITDA”) is a non IFRS financial measure which excludes the following items from net earnings:

•	Income tax expense
•	Finance cost
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-operational items including foreign exchange movements and fair value adjustments

Management believes EBITDA and adjusted EBITDA provides an indication of continuing capacity to generate operating cash flow to fund capital needs, service debt obligations and fund capital expenditures. These measures are intended to provide additional information to investors and analysts. There are not standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.

Adjusted EBITDA excludes share-based compensation expense, and non-operating items such as foreign exchange gains and losses and fair value adjustments. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the company.

The following table provides a reconciliation of net earnings financial statements to EBITDA and Adjusted EBITDA:

Expressed in 000’s of US$, unless otherwise noted	Q3 2018	Q3 2017	YTD 2018	YTD 2017
Net Income (loss) for the period	$(1,012)	$(716)	$645	$1,157
Depreciation and depletion	930	689	2,691	1,762
Interest (income)	(112)	(59)	(225)	(179)
Interest expense	31	25	83	83
Finance cost	306	41	410	122
Accretion of reclamation provision	109	62	304	188
Current income tax expense	478	678	1,399	2,337
Deferred income tax (recovery)	(467)	391	(551)	(527)
EBITDA	$264	$1,112	$4,756	$4,943
Fair value adjustment on warrant liability	(487)	(414)	(1,174)	(47)
Share-based payments	142	1,351	406	1,849
Foreign exchange loss (gain)	617	(162)	446	533
Adjusted EBITDA	$536	$1,887	$4,434	$7,278

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver equivalent production cost base allows the Company to remain profitable from mining operations even during times of low commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost, because it believes that it more fully defines the total current cost associated with producing a silver equivalent ounce. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver equivalent ounces, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost per silver equivalent ounce of production from current operations, it does not include capital expenditures attributable to mine expansions, exploration, and evaluation costs attributable to growth projects, income tax payments, marketing and treatment charges, and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $Nil for the nine months ended September 30, 2018 and 2017, as substantially all of the mining equipment used at San Gonzalo and Avino has been newly purchased or refurbished. The Company has planned for sustaining capital expenditures in future years in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share, as it believes it assists investors and other stakeholders in evaluating the Company’s overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s condensed consolidated interim financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures. Calculated figures may not add up due to rounding.

Cash Cost and All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost and all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices for the corresponding period.

11

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the three months ended September 30, 2018 and 2017:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		Historic Above Ground Stockpiles		Consolidated
	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017	Q3 2018	Q3 2017
Cost of sales	$4,462	$4,530	$2,244	$1,828	$1,153	$ -	$7,859	$6,358
Depletion and depreciation	(418)	(369)	(346)	(317)	(162)	-	(926)	(686)
Cash production cost	4,044	4,161	1,898	1,511	991	-	6,933	5,672
Silver equivalent ounces sold	419,925	449,794	178,640	132,509	117,041	-	715,606	582,303
Cash cost per silver equivalent ounce	$9.63	$9.25	$10.63	$11.41	$8.47	$ -	$9.69	$9.74
General and administrative expenses	699	1,724	297	508	196	-	1,192	2,231
Share-based payments and G&A depreciation	(86)	(1,047)	(37)	(308)	(23)	-	(146)	(1,355)
Cash operating cost	$4,657	4,838	$2,158	1,711	1,164	-	7,979	6,548
AISC per silver equivalent ounce	$11.09	$10.76	$12.09	$12.91	$9.94	$ -	$11.15	$11.25

The following table reconciles cash cost per AgEq oz production cost to all-in sustaining cash cost per AgEq oz for the nine months ended September 30, 2018 and 2017:

Expressed in 000’s of US$, unless otherwise noted	Avino		San Gonzalo		Historic Above Ground Stockpiles		Consolidated
	YTD 2018	YTD 2017	YTD 2018	YTD 2017	YTD 2018	YTD 2017	YTD 2018	YTD 2017
Cost of sales	$12,926	$12,456	$6,850	$3,999	$1,153	$ -	$20,929	$16,455
Depletion and depreciation	(1,259)	(1,079)	(1,259)	(675)	(161)	-	(2,679)	(1,754)
Cash production cost	11,667	11,377	5,591	3,324	992	-	18,250	14,701
Silver equivalent ounces sold	1,254,569	1,238,039	556,749	410,621	117,041	-	1,928,359	1,648,660
Cash cost per silver equivalent ounce	$9.30	$9.19	$10.15	$8.09	$8.47	$ -	$9.46	$8.92
General and administrative expenses	2,380	3,296	1,038	1,063	195	-	3,613	4,359
Share-based payments and G&A depreciation	(275)	(1,418)	(121)	(440)	(24)	-	(420)	(1,858)
Cash operating cost	$13,772	$13,255	$6,508	$3,947	1,163	-	$21,443	$17,202
AISC per silver equivalent ounce	$10.98	$10.71	$11.69	$9.61	$9.94	$ -	$11.12	$10.43

The Company continues to review its expenditures, and has been successful in the pursuit to achieve lower costs considering overall increases in material and labour costs.

Overall cash cost and all-in sustaining cash cost per silver equivalent ounce at the Avino Mine remained consistent compared with preceding quarters.

During the third quarter of 2018, the cash cost and all-in sustaining cash cost per silver equivalent ounce at the San Gonzalo Mine decreased compared with prior year quarter mainly due to a higher volumes sold partly offset by positive foreign exchange due to favourable exchange rates USD vs MXN. Overall, costs at San Gonzalo have increased in 2018 compared to 2017, due to changes in grade as the mine enters the latter stages of its life, and increases in material and labour costs during the period.

12

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital, as illustrated in the consolidated statements of cash flows, divided by the basic and diluted weighted average shares outstanding during the period.

	Nine Months Ended September 30,
	2018	2017
Operating cash flows before movements in working capital	$2,257	$4,537
Weighted average number of shares outstanding
Basic	54,665,819	52,457,841
Diluted	58,728,862	53,374,717
Cash Flow per Share – basic and diluted	$0.04	$0.09

Working Capital

	September 30, 2018	December 31, 2017
Current assets	$27,282	$26,591
Current liabilities	(18,230)	(10,188)
Working capital	$9,052	$16,403

Results of Operations

Summary of Quarterly Results

(000’s)	2018	2018	2018	2017	2017	2017	2017	2016
Quarter ended	Sep 30 Q3	June 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4
Revenue	$8,516	$ 9,176	$ 8,156	$8,884	$8,436	$7,911	$8,128	$9,049
Earnings (Loss) for the quarter	(1,012)	839	818	1,496	(716)	1,152	721	951
Earnings (Loss) per share - basic	$(0.02)	$0.02	$0.02	$0.03	$(0.01)	$0.02	$0.01	0.02
Earnings (Loss) per share - diluted	$(0.02)	$0.02	$0.02	$0.03	$(0.01)	$0.02	$0.01	0.02
Total Assets	$113,210	$109,498	$102,434	$102,835	$101,207	$98,720	$97,446	$93,794

13

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

•	Revenue decreased slightly compared to previous quarters due to lower average realized metal prices. Revenues have been consistent since the Company commenced production at the Avino Mine as of July 1, 2015.

•	Earnings in the third quarter decreased due to higher production cost, a foreign exchange loss, as well as lower revenues due to declining of average realized metal prices. Although the Company sold higher silver equivalent ounces sold during the quarter, this did not offset the lower average realized prices compared to previous quarters.

•	Total assets increased at September 30, 2018 compared to previous quarters, primarily due to the additions in Mexico with construction of Mill Circuit 4 having been completed in Q2, as well as the receipt of funds from the recent flow-through financing for exploration expenditures at the Bralorne Mine. Overall, total assets have steadily increased throughout the previous quarters, as the Company continues to grow through debt and equity financings to advance its projects and acquire equipment.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administrative expenses, including non-cash items such as share-based payments, and other items including foreign exchange and deferred income taxes.

Three months ended September 30, 2018, compared to the three months ended September 30, 2017:

(000’s)	2018	2017	Note
Revenue from Mining Operations	$8,516	$8,436
Cost of Sales	7,859	6,358	1
Mine Operating Income	657	2,078	1
Operating Expenses
General and administrative expenses	1,050	880	2
Share-based payments	142	1,351	3
Income before other items	(535)	(153)
Other Items
Interest and other income	112	59
Unrealized gain (loss) on long-term investments	(2)	(1)
Fair value adjustment on warrant liability	487	414	4
Foreign exchange gain (loss)	(617)	162	5
Finance cost	(306)	(41)	6
Accretion of reclamation provision	(109)	(62)
Interest expense	(31)	(25)
Gain on sale of asset	-	-
Net (loss) Income Before Income Taxes	(1,001)	353
Income Taxes
Current income tax expense	(478)	(678)	7
Deferred income tax recovery (expense)	467	(391)	7
	(11)	(1,069)
Net loss	$(1,012)	$(716)	8
Loss per Share
Basic	$(0.02)	$(0.01)	8
Diluted	$(0.02)	$(0.01)	8

14

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

1.	Cost of sales for the three months ended September 30, 2018, were $7,859 compared to $6,358 for the three months ended September 30, 2017. The increase of $1,501 reflects increased sales of concentrate, and corresponding mining and milling costs. Further, increased non-cash depletion costs on the San Gonzalo Mine were incurred, as it nears the end of life. As a result, Mine Operating Income decreased for the three months ended September 30, 2018, compared to September 30, 2017.

2.	General and administrative expenses for the three months ended September 30, 2018, totalled $1,050 compared to $880 for the three months ended September 30, 2017. The increase of $170 reflects increased overhead costs as the Company continues to expand operations.

3.	Share-based payments for the three months ended September 30, 2018, totalled $142 compared to $1,351 for the three months ended September 30, 2017. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the three months ended September 30, 2018, the US dollar appreciated in relation to the Canadian dollar and Mexican peso, resulting in a foreign exchange loss, as the Company incurred an increased amount of capital expenditures, such as the construction of Mill Circuit 4. During the three months ended September 30, 2017, the US dollar depreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange gain.

6.	Finance costs for the three months ended September 30, 2018, totalled $306 compared to $41 for the three months ended September 30, 2017. The increase of $265 reflects the costs of issuance allocated to the warrants upon issuance in the September 2018 bought-deal offering of 7.1 million units.

7.	Current income tax expense was $478 for the three months ended September 30, 2018, compared to $678 in the three months ended September 30, 2017. Deferred income tax recovery was $467 for the three months ended September 30, 2018, compared to an expense of $391 in the comparative quarter. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the three months ended September 30, 2018, primarily relate to movements in the tax bases and continuing mining profits in Mexico.

8.	As a result of the foregoing, net loss for the three months ended September 30, 2018, was $1,012, a decrease of $296 compared to net loss of $716 for the three months ended September 30, 2017. The decrease resulted in basic and diluted loss per share of $0.02 for the quarter ended September 30, 2018, compared to basic and diluted loss of $0.01 in the comparative quarter.

15

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Nine months ended September 30, 2018, compared to the Nine months ended September 30, 2017:

(000’s)	2018	2017	Note
Revenue from Mining Operations	$25,848	$24,475
Cost of Sales	20,929	16,455	1
Mine Operating Income	4,919	8,020	1
Operating Expenses
General and administrative expenses	3,206	2,510	2
Share-based payments	406	1,849	3
Income before other items	1,307	3,661
Other Items
Interest and other income	225	179
Unrealized gain (loss) on long-term investments	(5)	6
Fair value adjustment on warrant liability	1,174	47	4
Foreign exchange gain (loss)	(446)	(533)	5
Finance cost	(410)	(122)	6
Accretion of reclamation provision	(304)	(188)
Interest expense	(83)	(83)
Gain on sale of asset	35	-
Net Income Before Income Taxes	1,493	2,967
Income Taxes
Current income tax expense	(1,399)	(2,337)	6
Deferred income tax recovery	551	527	6
	(848)	(1,810)
Net Income	$645	$1,157	7
Earnings per Share
Basic	$0.01	$0.02	7
Diluted	$0.01	$0.02	7

16

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

1.	Cost of Sales for the nine months ended September 30, 2018, were $20,929 compared to $16,455 for the nine months ended September 30, 2017. The increase of $4,474 reflects the increase of production cost as overall increased in tonnes produced resulting in an increase in to mining material and labour costs. Further, increases non-cash depletion expense on the San Gonzalo Mine, as a result of the mine nearing the end of life. As a result of the declining of average realized metal prices and higher production cost the Mine Operating Income decreased for the nine months ended September 30, 2018, compared to September 30, 2017.

2.	General and administrative expenses for the nine months ended September 30, 2018, totalled $3,206 compared to $2,510 for the nine months ended September 30, 2017. The increase of $696 reflects increased overhead costs as the Company continues to expand operations.

3.	Share-based payments for the nine months ended September 30, 2018, totalled $406 compared to $1,849 for the nine months ended September 30, 2017. Share-based payments are comprised of the issuance of stock options, as well as restricted share units (“RSUs”) to directors, officers, employees, and consultants of the Company during the periods. RSUs vest over the following three years upon issuance.

4.	The fair value adjustment on the Company’s warrant liability relates to the issuance of US dollar denominated warrants, which are re-valued each reporting period, and the value fluctuates with changes in the US-Canadian dollar exchange rate, and in the variables used in the valuation model, such as the Company’s US share price, and expected share price volatility.

5.	Foreign exchange gains or losses result from transactions in currencies other than the Canadian dollar functional currency. During the nine months ended September 30, 2018, the US dollar appreciated in relation to the Canadian dollar and Mexican peso, resulting in a foreign exchange loss, as the Company incurred an increased amount of capital expenditures in US dollars, such as the construction of Mill Circuit 4. During the Nine months ended September 30, 2017, the US dollar appreciated in relation to the Canadian dollar and the Mexican peso, resulting in a foreign exchange loss.

6.	Finance costs for the nine months ended September 30, 2018, totalled $410 compared to $122 for the nine months ended September 30, 2017. The increase of $288 reflects the costs of issuance allocated to the warrants upon issuance in the September 2018 bought-deal offering of 7.1 million units.

7.	Current income tax expense was $1,399 for the nine months ended September 30, 2018, compared to $2,337 in the nine months ended September 30, 2017. Deferred income tax recovery was $551 for the nine months ended September 30, 2018, compared to $527 in the comparative period. Deferred income tax fluctuates due to movements in taxable and deductible temporary differences related to the special mining duty in Mexico and to changes in inventory, plant, equipment and mining properties, and exploration and evaluation assets, amongst other factors. The changes in current income taxes and deferred income taxes for the Nine months ended September 30, 2018, primarily relate to movements in the tax bases and increased mining profits in Mexico.

8.	As a result of the foregoing, net income for the nine months ended September 30, 2018, was $645, a decrease of $512 compared to net income of $1,157 for the nine months ended September 30, 2017. The decrease had an impact on basic and diluted earnings per share, decreasing to $0.01 for the nine months ended September 30, 2018, from $0.02 for the nine months ended September 30, 2017.

17

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration, is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to generate and sustain profitable operations.

Management expects that the Company’s ongoing liquidity requirements will be funded from cash generated from current operations and from further financing, as required, in order to fund ongoing exploration activities, and meet its objectives, including ongoing advancement at the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is, in part, dependent on overall market conditions, the prices of silver, gold, and copper, and other factors outside the Company’s control. There is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below.

Intended Use of Proceeds	Actual Use of Proceeds
In September 2018, the Company closed a underwritten public offering for gross proceeds of US$4.6 million.

As of the date of this MD&A, the Company has begun to use the funds as intended. The Company will use the gross proceeds raised from the offering for advancing the development of other areas of the Avino mine, such as the San Luis area, and its operations and production, and to a lesser extent, for general working capital.

In April 2018, the Company closed a private placement of 3,000,000 flow-through common shares for gross proceeds of C$6 million.

As of the date of this MD&A, the Company has begun to use the funds as intended. The Company will use the gross proceeds raised from the offering to incur qualifying Canadian exploration expenses and flow-through mining expenditures on its Bralorne Mine, located in British Columbia, which will be renounces to the purchasers of the flow-through shares for the 2018 taxation year.

In November 2016, the Company received gross proceeds of $11.2 million in connection with a bought-deal offering issued under a prospectus supplement. The Company intends to use the proceeds to advance the exploration and development of the Company’s Avino Mine and Bralorne Mine and for general working capital.

Since July 2014, the Company received gross proceeds of $13.3 million in connection with a brokered at-the-market offering issued under prospectus supplements. The Company intends to use the proceeds to advance the exploration of the Bralorne Mine property and the Avino property, and for working capital.

In July 2015, the Company entered into a term facility agreement with Samsung C&T U.K. Limited for $10 million. The facility is being used for mining equipment, to optimize the advancement of the Company’s projects for increased productivity, for improvements to its tailings impoundment facilities, and for general working capital requirements.

“As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In supporting mining operations in Mexico, the Company incurred expenditures of $0.4 million for exploration and evaluation activities (before foreign exchange movement of $0.02 million), acquired property and equipment of $9.2 million (before depreciation of $2.7 million), and made lease and loan repayments of $1.5 million during the nine months ended September 30, 2018.

In advancing the Bralorne Mine, the Company incurred expenditures of $3.4 million for exploration and evaluation activities (before depreciation and share-based payments of $0.5 million, and foreign exchange movement of $1.0 million), acquired property and equipment of $0.1 million (before depreciation of $0.4 million and foreign exchange movement of $0.1 million), and made lease and loan repayments of $0.4 million during the nine months ended September 30, 2018.

The Company intends to continue to explore its properties, subject to market conditions and the ability to continue to obtain suitable financing.”

In May 2015, the Company entered into a master credit facility with Sandvik Customer Finance LLC for $5,000,000. The facility is being used to acquire equipment necessary for continuing exploration activities at the Avino and Bralorne Mines.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $3.8 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In December 2014, the Company’s master credit facility with Caterpillar Finance was renewed for $5,375,400. The facility is being used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for operations and continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was $4.2 million in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

18

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Discussion and analysis relating to the Company’s liquidity as at September 30, 2018, December 31, 2017, and September 30, 2017, is as follows:

Statement of Financial Position

(000’s)	September 30, 2018	December 31, 2017
Cash	$7,068	$3,420
Working capital	9,052	16,403
Accumulated Deficit	(17,497)	(18,877)

Cash Flow

(000’s)	September 30, 2018	September 30, 2017
Cash generated by (used in) operating activities	$9,707	$(2,785)
Cash generated (used in) financing activities	4,854	(2,535)
Cash used in investing activities	(10,890)	(2,717)
Change in cash	3,671	(8,037)
Effect of exchange rate changes on cash	(23)	16
Cash, beginning of period	3,420	11,780
Cash, end of period	$7,068	$3,759

Operating Activities

Cash generated by operating activities for the nine months ended September 30, 2018, was $9.7 million compared to cash used in operating activities of $2.8 million for the nine months ended September 30, 2017. Cash generated by or used in operating activities can fluctuate with changes in net income, non-cash items, such as foreign exchange and deferred income tax expenses, and working capital.

Financing Activities

Cash generated by in financing activities was $4.9 million for the nine months ended September 30, 2018, compared to cash used in financing activities of $2.5 million for the nine months ended September 30, 2017. Cash generated by financing activities for the nine months ended September 30, 2018, relates to the issuance of shares for cash, term facility payments, the repayments of equipment loans and finance leases for mining equipment. During the nine months ended September 30, 2018, the Company received proceeds from issuance of shares for cash of $8.8 million (September 30, 2017 - $0.04 million), made term facility payments totalling $2.0 million (September 30, 2017 - $0.7 million) and made finance lease and equipment loan payments totalling $1.9 million (September 30, 2017 - $1.9 million).

19

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2018, was $10.9 million compared to $2.7 million for the nine months ended September 30, 2017. Cash used in investing activities during the nine months ended September 30, 2018, includes cash capital expenditures of $7.8 million (September 30, 2017 - $4.6 million) on the acquisition of property and equipment. Equipment purchases included new mining, milling/processing, and transportation equipment for the Company’s San Gonzalo Mine and Avino Mine, and exploration and mining equipment for the Bralorne Mine. During the nine months ended September 30, 2018, the Company also incurred cash capital expenditures of $4.1 million (September 30, 2017 - $4.1 million) on exploration and evaluation activities. During the nine months ended September 30, 2018, the Company also redeemed $1.0 million in short-term investments (September 30, 2017 - $6.0 million).

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries, benefits, and consulting fees	$209	$176	$634	$589
Share-based payments	107	1,119	360	1,582
	$316	$1,295	$994	$2,171

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $215 (December 31, 2017 - $232) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at September 30, 2018. As at September 30, 2018 and December 31, 2017, the following amounts were due to related parties:

	September 30, 2018	December 31, 2017
Oniva International Services Corp.	$105	$139
Directors	82	42
Jasman Yee & Associates, Inc.	3	6
	$190	$187

20

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the three and nine months ended September 30, 2018 and 2017, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Salaries and benefits	$154	$108	$459	$333
Office and miscellaneous	130	112	448	381
Exploration and evaluation assets	100	101	294	265
	$384	$321	$1,201	$979

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the nine months ended September 30, 2018, the Company paid $175 (September 30, 2017 - $172) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the nine months ended September 30, 2018 and 2017, the Company paid $57 and $67, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the nine months ended September 30, 2018 and 2017, the Company paid $12 and $17, respectively, to WWD.

Financial Instruments and Risks

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, short- and long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

21

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, short-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2017 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At September 30, 2018, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2018, in the amount of $7,068 and working capital of $9,052 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2018, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$7,072	$7,072	$-	$-
Due to related parties	190	190	-	-
Minimum rental and lease payments	305	172	122	11
Term facility	6,885	6,885	-	-
Equipment loans	1,177	655	522	-
Finance lease obligations	2,333	1,086	1,247	-
Total	$17,962	$16,060	$1,891	$11

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2018		December 31, 2017
	MXN	CDN	MXN	CDN
Cash	$4,667	$1,840	$9,504	$321
Long-term investments	-	15	-	42
Reclamation bonds	-	1,146	-	896
Amounts receivable	-	143	-	132
Accounts payable and accrued liabilities	(23,799)	(1,133)	(27,482)	(603)
Due to related parties	-	(246)	-	(225)
Equipment loans	-	(333)	-	(782)
Finance lease obligations	(1,074)	(754)	(751)	(1,002)
Net exposure	(20,206)	678	(18,729)	(1,221)
US dollar equivalent	$(1,075)	$525	$(949)	$(974)

Based on the net US dollar denominated asset and liability exposures as at September 30, 2018, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2018, by approximately $584 (year ended December 31, 2017 - $327). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2018, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $65 (December 31, 2017 - $224).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2018, a 10% change in market prices would have an impact on net earnings of approximately $Nil (December 31, 2017 - $3).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2018:

	Level 1	Level 2	Level 3
Financial assets
Cash	$7,068	$-	$-
Amounts receivable	-	1,728	-
Long-term investments	12	-	-
Financial liabilities
Warrant liability	-	-	(2,260)
Total financial assets and liabilities	$7,080	$1,728	$(2,260)

Commitments

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 8.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2018	December 31, 2017
Not later than one year	$172	$300
Later than one year and not later than five years	122	251
Later than five years	11	15
	$305	$566

Included in the above amount as at September 30, 2018, is the Company’s commitment to incur flow-through eligible expenditures of $4,570 that must be incurred in Canada

Office lease payments recognized as an expense during the nine months ended September 30, 2018, totalled $78 (September 30, 2017 - $77).

As at September 30, 2018, plant, equipment and mining properties includes a net carrying amount of $2,382 (December 31, 2017 - $2,065) for mining equipment under equipment loan, and $3,606 (December 31, 2017 - $3,951) for mining equipment under finance lease.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Changes in Accounting Standards

The Company’s consolidated financial statements are presented in US dollars. The Company changed its presentation currency to US dollars from Canadian dollars effective January 1, 2017. The functional currency of the Company and its Canadian subsidiary is the Canadian dollar, while the functional currency of the Company’s Mexican subsidiaries is the US dollar. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to peers. The change in presentation currency represents a voluntary change in accounting policy which is accounted for retrospectively. The consolidated financial statements for all periods presented have been translated into the new presentation currency in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates.

Application of new and revised accounting standards:

Adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

On January 1, 2018, the Company adopted the requirements of IFRS 15. IFRS 15 covers principles that an entity shall apply to report useful information to users of the financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a full retrospective approach.

IFRS 15 requires companies to recognize revenue when “control” of goods or services transfers to the customer, whereas the previous standard, IAS 18, required entities to recognize revenue when the “risks and rewards” of the goods or services transfer to the customer. The Company concluded that there is no change to the timing of revenue recognition of its concentrate sales under IFRS 15 compared to the previous standard. As such, no adjustment was required to the Company’s financial statements.

Additionally, IFRS 15 requires companies to apportion the transaction price attributable to contracts from customers with distinct performance obligations on a relative standalone selling price basis. Certain of the Company’s concentrate agreements stipulate that the Company must pay the shipping and insurance costs necessary to bring the goods to the named destination. As such, a portion of revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change is not significant to the Company’s financial statements.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and do not constrain the recognition of revenue.

Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On January 1, 2018, the Company adopted the requirements of IFRS 9. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected-loss” impairment model. The Company adopted a retrospective approach, other than for hedge accounting, which is applied prospectively.

IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The Company had the option to designate its current equity securities as financial assets at fair value through other comprehensive income or loss. The Company chose not to make this election, and changes in the fair value of its current equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

The introduction of the new ‘expected credit loss’ impairment model had negligible impact on the Company, given the Company sells its concentrate to large international organizations with no historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company currently has no hedging arrangements, and will apply the new accounting requirements under IFRS 9 as required.

Additional Disclosures

Additional disclosures have been presented in Note 14 of the condensed consolidated interim financial statements as a result of adopting IFRS 15.

Voluntary Changes in Accounting Policy

Upon review of the Company’s experience at the Avino and San Gonzalo mines, on a retrospective basis, we have changed our accounting policy under IFRS 6 and IAS 16 in accounting for our Exploration and Evaluation Assets and Development Costs. The change in accounting policy resulted in a reassessment of the commencement of production date from April 1, 2016 to July 1, 2015, at the Avino Mine. The voluntary change in accounting policy is intended to provide shareholders with a better reflection of our business activities to enhance the comparability of our consolidated financial statements to our peers and to make the consolidated financial statements more relevant to the economic decision-making needs of users.

Accordingly, the Company has adopted the following exploration and evaluation assets and development costs accounting policy as at September 30, 2018:

Exploration and Evaluation Assets and Development Costs

(i) Exploration and evaluation expenditures

The Company capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed. The Company’s capitalized exploration and evaluation costs are classified as intangible assets. Such costs include, but are not limited to, certain camp costs, geophysical studies, exploratory drilling, geological and sampling expenditures, and depreciation of plant and equipment during the exploration stage. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. Proceeds from the sale of mineral products or farm outs during the exploration and evaluation stage are deducted from the related capitalized costs.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such properties. If a mineral property does not prove to be viable, all unrecoverable costs associated with the property are charged to the consolidated statement of comprehensive income (loss) at the time the determination is made.

When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, exploration and evaluation costs are assessed for impairment, reclassified to mining properties and become subject to depletion. Management considers the technical feasibility and commercial viability of extracting a mineral resource to be demonstrable upon the completion of a positive feasibility study and the establishment of mineral reserves. For certain mineral projects, management may determine the completion of a feasibility study to be cost prohibitive, unnecessary or to present undue risk to the structural integrity of the ore body. Under such circumstances, management considers technical feasibility to be demonstrable when the Company has obtained the necessary environmental and mining permits, land surface and mineral access rights, and the mineral project can be physically constructed and operated in a technically sound manner to produce a saleable mineral product. In assessing whether commercial viability is demonstrable, management considers if its internal economic assessment indicates that the mineral project can be mined to generate a reasonable return on investment for the risk undertaken, and markets or long-term contracts for the product exist.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(ii) Development Expenditures

Mine Development Costs are capitalized until the mineral property is capable of operating in the manner intended by management. The Company evaluates the following factors in determining whether a mining property is capable of operating in the manner intended by management:

•	The completion and assessment of a reasonable commissioning period of the mill and mining facilities;
•	Consistent operating results are achieved during the test period;
•	Existence of clear indicators that operating levels intended by management will be sustainable for the foreseeable future;
•	Plant / mill has reached a pre-determined percentage of design capacity;
•	Adequate funding is available and can be allocated to the operating activities; and,
•	Long term sales arrangements have been secured.

The carrying values of capitalized development costs are reviewed annually, or when indicators are present, for impairment.

Effect of Change in Accounting Policy

As a result of applying the change in accounting policy, we have determined that the production phase would have commenced effective July 1, 2015. Accordingly, we have determined that the accumulated impact on our Consolidated Statement of Financial Position would be an increase in Plant, equipment and mining properties, and the impact of our Consolidated Statement of Operations and Comprehensive Income (Loss) would be an increase in Revenue from Mining Operations and Costs of Sales as such amounts are not offset during production, resulting in a decreased in Accumulated deficit. The retrospective application of this change in accounting policy on the Company’s Consolidated Statement of Financial Position as at December 31, 2017, is as follows:

	Reported at December 31, 2017	Adjustment	Balance at December 31, 2017
ASSETS
Total current assets	$26,591	$-	$26,591
Plant, equipment and mining properties	31,952	206	32,158
Other long-term assets	44,086	-	44,086
Total assets	$102,629	$206	$102,835

LIABILITIES
Total liabilities	$33,833	$-	$33,833

EQUITY
Accumulated deficit	(19,083)	206	(18,877)
Other equity	87,879	-	87,879
Total equity	68,796	206	69,002
Total liabilities and equity	$102,629	$206	$102,835

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Changes in accounting standards not yet effective:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued and are effective as of September 30, 2018:

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company plans to apply IFRS 16 at the date it becomes effective and has not yet selected a transition approach.

The Company is in the process of identifying and collecting data relating to existing agreements that may contain right-of-use assets. At this time it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard, and is currently evaluating its expected impact on the consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

As at November 7, 2018, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price	Remaining life (years)
Share capital	63,339,769	-	-
Warrants	10,778,061	$1.00 - $2.00	0.35 – 4.88
RSUs	1,366,419	-	0.87 – 2.12
Stock options	2,970,000	C$1.30 - C$2.95	0.87 – 4.81
Fully diluted	75,452,249

The following are details of outstanding stock options as at September 30, 2018 and November 7, 2018:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (September 30, 2018)	Number of Shares Remaining Subject to Options (November 7, 2018)
September 19, 2019	C$1.90	570,000	570,000
December 22, 2019	C$1.90	30,000	30,000
September 2, 2021	C$2.95	557,500	557,500
September 20, 2022	C$1.98	1,300,000	1,300,000
October 6, 2022	C$1.98	15,000	15,000
August 28, 2023	C$1.30	497,500	497,500
Total:		2,970,000	2,970,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

The following are details of outstanding warrants as at September 30, 2018 and November 7, 2018:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (September 30, 2018)	Number of Underlying Shares (November 7, 2018)
March 14, 2019	$1.00	40,000	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
September 25, 2023	$0.80	7,175,846	7,175,846
Total:		10,778,061	10,778,061

The following are details of outstanding RSUs as at September 30, 2018 and November 7, 2018:

Expiry Date	Number of Shares Remaining Subject to RSUs (September 30, 2018)	Number of Shares Remaining Subject to RSUs (November 7, 2018)
September 2, 2019	235,836	235,836
September 20, 2020	49,083	49,083
August 28, 2018	1,081,500	1,081,500
Total:	1,366,419	1,366,419

Disclosure Controls and Procedures

Management has designed and evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures on financial reporting (as defined in NI 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and has concluded that, based on its evaluation, they are effective as of September 30, 2018, to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Internal Controls over Financial Reporting (“ICFR”)

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with IFRS; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Our management and the Board of Directors do not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable (not absolute) assurance that the control system’s objectives will be met. Further, the design, maintenance and testing of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control gaps and instances of fraud have been detected. These inherent limitations include the reality that judgment in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design, maintenance and testing of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any control system may not succeed in achieving its stated goals under all potential future conditions.

Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (‘COSO’). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Based on this evaluation, management concluded that as of September 30, 2018, the Company’s internal controls over financial reporting, as defined in NI 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to achieve the purpose for which they have been designed.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 7, 2018. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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